Form 10-K, Exhibit 13
period 1998-09-30
CIPRICO INC
filed 1998-12-21
CIK 720145

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
CIPRICO INC. AND SUBSIDIARIES
-----------------------------------------


YEARS ENDED SEPTEMBER 30                            1998             1997            1996            1995             1994
--------------------------------------------------------------------------------------------------------------------------
Net sales ...............................   $ 30,088,527     $ 36,389,678    $ 27,408,126    $ 15,966,203     $ 13,120,610
Gross profit ............................     15,083,406       17,289,962      13,024,667       7,467,829        6,272,967
                                                    50.1%            47.5%           47.5%           46.8%            47.8%
Operating expenses ......................     16,029,420       12,848,590      10,061,622       7,361,413        6,694,506
                                                    53.3%            35.3%           36.7%           46.1%            51.0%
Income (loss) from operations ...........       (946,014)       4,441,372       2,963,045         106,416         (421,539)
                                                    (3.1%)           12.2%           10.8%             .7%            (3.2%)
Other income, net .......................      1,950,622        1,998,000         976,657         317,661          121,916
Income tax expense ......................        342,000        2,190,000         496,000          28,000           21,000
Net income (loss) .......................   $    662,608     $  4,249,372    $  3,443,702    $    396,077     $   (320,623)
                                            ------------------------------------------------------------------------------

Net earnings (loss) per share - Basic ...   $        .13     $        .84    $        .87    $        .12     $       (.10)
                                            ------------------------------------------------------------------------------
Net earnings (loss) per share - Diluted .   $        .13     $        .79    $        .80    $        .12     $       (.10)
                                            ------------------------------------------------------------------------------
Shares used to calculate net earnings
   (loss) per share:
        Basic ...........................      5,023,374        5,056,451       3,943,352       3,234,168        3,093,872
        Diluted .........................      5,221,244        5,395,687       4,325,672       3,394,079        3,093,872

--------------------------------------------------------------------------------------------------------------------------

SELECTED CONSOLIDATED BALANCE SHEET DATA

SEPTEMBER 30                                        1998             1997            1996            1995             1994
--------------------------------------------------------------------------------------------------------------------------

Working capital .........................   $ 35,556,875     $ 36,374,954    $ 29,849,513    $  6,572,688     $  5,243,796
Total assets ............................     49,473,161       52,105,282      47,988,900      10,920,067        8,583,220
Shareholders' equity ....................     45,308,752       48,057,546      42,427,015       7,696,264        6,473,522

--------------------------------------------------------------------------------------------------------------------------

STOCK TRADING


Ciprico common stock is traded on the Nasdaq National Market under the symbol CPCI. As of November 30, 1998, there were approximately 3,600 shareholder accounts of record. Closing stock sale price ranges for the years ended September 30, 1998 and 1997, were:

QUARTER              1998 HIGH       1998 LOW    1997 HIGH     1997 LOW
--------------------------------------------------------------------------
First ..........    $   15.13     $   11.13     $   20.50     $   12.50
Second .........        14.75         11.50         15.13         11.00
Third ..........        14.13          9.94         16.75         11.38
Fourth .........         8.56          6.50         18.38         13.75


The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS
CIPRICO INC. AND SUBSIDIARIES
--------------------------------------

RESULTS OF OPERATIONS
OVERVIEW:
Ciprico designs, manufactures and markets the high-performance storage solutions preferred by the leading visual computing and digital media professionals throughout the world. Ciprico builds flexible, high performance digital storage solutions, using disk array products specifically designed for computing applications requiring high speed image capture and display, full image resolution playback, sustained performance and data protection. The Company's primary markets are Entertainment, Remote Sensing and Defense Imaging (formerly referred to as Satellite/Telemetry), and Geosciences. In addition, the Company seeks opportunities in other markets with high-performance storage requirements such as Digital Prepress and Medical Imaging.

Prior to 1996, the Company's disk array used a peripheral interface standard known as SCSI or Ultra-SCSI. In 1996, the Company began shipping a disk array offering a host interface compatible with full speed Fibre Channel, the fastest interface currently available. The Company intends to broaden its product line further in 1999 with the introduction of an entry level disk array sometimes referred to as a JBOD (an acronym used in the industry to refer to "just a bunch of drives") product and a new family of RAID products which will offer a number of new features compared to those found in the Company's other products.

The Company is headquartered in Minneapolis, Minnesota with sales offices throughout the U.S. and in the United Kingdom, Singapore and Japan. The Minneapolis headquarters is staffed with engineers, technicians, sales, marketing, manufacturing and administrative employees. During the fourth quarter of fiscal 1998, the Company reduced its employee headcount by approximately 10%.

NET SALES:
Net sales decreased 17% to $30.1 million in 1998 compared to $36.4 million in 1997. Net sales in 1997 were up 33% from 1996. Sales in the Company's key markets are shown in the chart below.

The increase in revenues in the Geosciences market is partially attributable to the success of the Company's partnership with Silicon Graphics, Inc. (SGI). Decreased revenues in the Entertainment market results from the decline of new movie development and special effects requiring storage in that market segment. The decrease in the Remote Sensing and Defense Imaging market is principally due to timing of large contracts, while the decrease in other sales is due to a reduction of sales of the older controller board products.


NET SALES (IN MILLIONS)


Market                                      1998       % of Total       1997      % of Total      1996     % of Total
----------------------------------------------------------------------------------------------------------------------
Entertainment .......................     $   8.4         27.9       $  15.7         43.1       $  16.7        61.0
Remote Sensing and Defense Imaging ..        10.2         33.9          12.4         34.1           3.6        13.1
Geosciences .........................         7.4         24.6           1.1          3.0           1.1         4.0
Other ...............................         4.1         13.6           7.2         19.8           6.0        21.9
                                          ----------------------------------------------------------------------------
                                          $  30.1        100.0%      $  36.4        100.0%      $  27.4        100.0%
                                          ----------------------------------------------------------------------------
                                          ----------------------------------------------------------------------------



Export sales represented 22%, 21% and 36% of total sales in 1998, 1997 and 1996. In 1998, sales through SGI totaled $11.0 million. In 1997, one customer in the Remote Sensing and Defense Imaging market, a department of the U.S. Navy, made up 10% of net sales. In 1996, two significant customers in the Entertainment market made up 29% of net sales. Sony Trading International combined with Sony Pictures made up 18% of net sales, while Avid Technology made up 11% of net sales.

The Company's revenue growth in 1999 is dependent on its ability to provide new products and expand the applications of its products into targeted market segments.

COST OF SALES AND GROSS PROFIT:
Gross profit of $15.1 million represented a 50% gross profit margin for 1998, compared to 48% in both 1997 and 1996. This increase in the margin percentage is partially attributable to a higher percentage of sales of the higher margin Fibre Channel products and a lower percentage of revenue from the discontinued 6700 product. The Company improved its margin percentage in 1998 while managing the changes in disk drive prices and the transition from 9 gigabyte drives to 18 gigabyte drives.

Gross profit on product sales is highly dependent on the cost of disk drives and may fluctuate from quarter to quarter. The Company believes its strong vendor relations will aid in component availability and cost reductions. The Company anticipates 1999 gross profit, as a percentage of net sales, to continue in the mid to upper forty percent range.

RESEARCH AND DEVELOPMENT EXPENSES:
Research and development expenses of $4.5 million increased 43% from 1997 due to additional staff, outside professional services and depreciation expenses for test equipment. Research and development expenses of $3.2 million in 1997 increased $749,000 from 1996. The major components of the increase in 1997 were $443,000 related to compensation costs associated with additional personnel and $177,000 related to depreciation expenses for test equipment. The Company expects that research and development expenses in 1999 will approximate the level of spending in 1998.

SALES AND MARKETING EXPENSES:
Sales and marketing expenses of $8.6 million increased 23% from 1997, reflecting the costs associated with increasing our sales staff and product promotion expenses. In 1997, sales and maketing expenses increased $1.6 million over 1996 sales and marketing expense. The major components of the increase in 1997 were $784,000 related to compensation costs associated with additional personnel and $670,000 related to increased promotion expenses. The Company expects that the rate of growth of expenses in 1999 will be less than the rate of growth in expenses of the prior two years.

GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative expenses of $2.9 million increased 8% from 1997, principally related to consulting relative to the Company's business systems. In 1997, general and administrative expenses were $2.7 million compared to $2.2 million for 1996. Spending increased in 1997 due to increased personnel costs to support Company growth. The Company expects to restrict expense spending in 1999 until the Company returns to higher revenue levels.

OTHER INCOME:
Other income of $2.0 million in 1998 and 1997 increased $1.0 million from 1996 due to interest income on higher average cash balances. The Company's stock offering in May 1996 yielded net proceeds of $30.8 million.

INCOME TAX EXPENSE:
Income tax expense represented 34% of income before tax for 1998 and 1997. The effective tax rate in 1996 was 12.6% due to the utilization of net operating loss carryforwards.

NET INCOME:
As a result of the factors described above, net income decreased $3.6 million in 1998 and increased $806,000 in 1997.

LIQUIDITY AND CAPITAL RESOURCES:
As of September 30, 1998, the Company had cash, cash equivalents and marketable securities totaling $33.0 million compared to $36.8 million at the end of 1997 and $37.3 million at the end of 1996. In 1996, the Company realized net proceeds of $30.8 million from the sale of 1.5 million shares of common stock which amount has been invested in short-term securities and longer-term securities with original maturities of less than two years.

Cash flows from operating activities were $2.6 million, $2.1 million and $3.5 million in 1998, 1997 and 1996. The Company made capital expenditures totaling $2.7 million, $3.0 million and $2.0 million in 1998, 1997 and 1996. The Company anticipates that capital expenditures for 1999 will approximate $3.7 million. During 1998, the Company initiated a stock buyback program of up to $6.0 million. As of September 30, 1998, 359,400 shares of common stock have been repurchased for $4.3 million.

Management believes that current cash balances and cash generated from operations will be adequate to fund requirements for working capital and capital expenditures, as well as any potential acquisition in 1999.

YEAR 2000 ISSUE:
The Company has completed an assessment of Year 2000 compliance for its critical operating and application systems. Through this assessment, no major issues were discovered. The Company expects to be fully Year 2000 compliant by March 31, 1999. The cost associated with the assessment and any modifications necessary is expected to be less than $200,000. Ultimately, the potential impact of the Year 2000 issue will depend not only on the actions taken by the Company, but also on the way in which the Year 2000 issue is addressed by customers, vendors and other entities with which the Company does business. The Company is communicating with these parties to learn how they are addressing the Year 2000 issue and to evaluate any likely impact on the Company. The Year 2000 efforts of third parties are not within the Company's control. Failure by these third parties, particularly those upon which the Company may be dependent, to respond to Year 2000 issues successfully could result in business disruption, operational problems, financial loss, legal liability and similar risks for the Company. At the present time, it is not possible to determine whether any such events are likely to occur, or to quantify any potential negative impact they may have on the Company's future results of operations and financial condition. The Company expects to assess its need for contingency plans during 1999.

FORWARD-LOOKING INFORMATION:
The statements in this Annual Report that are forward-looking involve risks and uncertainties. The Company's actual results could differ materially from those expressed in any forward-looking statements. Certain of these risks and uncertainties are discussed below.

The Company sells its products into established visual computing vertical markets such as Entertainment (film/video and digital broadcast), Geosciences, Remote Sensing and Defense Imaging, and emerging markets such as Digital Prepress and Medical Imaging. Continued growth in demand for storage in these markets, together with identification of new applications within these markets is essential to Company growth.

Gross margins on product sales are highly dependent on the cost of disk drives. There is no assurance the Company can sustain the current gross margin levels given the potential for price fluctuations and product availability of new generation disk drives.

Component parts for the Company's products have been on allocation from time to time from its suppliers, which means parts could become difficult to obtain, thus having an adverse effect on the Company's results of operations.

The Company operates on very little backlog which means its results from quarter to quarter are very hard to project and may fluctuate. A large percentage of total quarterly sales may occur in the last month and weeks of a quarter.

The Company's products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. Delays in product enhancements and developments, failures to gain market acceptance of new or enhanced products, or emergence of new products or technologies by others, would have an adverse effect on the Company's business and results of operations.

The Company's ability to become Year 2000 compliant on a timely basis depends upon, among other things, the availability of key Year 2000 personnel, the Company's ability to locate and correct all relevant computer codes, the readiness of third parties, and the Company's ability to respond to unforeseen Year 2000 complications.

CONSOLIDATED BALANCE SHEETS
CIPRICO INC. AND SUBSIDIARIES
-----------------------------------------------

SEPTEMBER 30,                                                                            1998                 1997
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents ..................................................        $  9,029,907         $  4,512,411
Marketable securities ......................................................          18,944,967           24,806,985
Trade accounts receivable, less allowances of $277,000 in
        1998 and $391,000 in 1997 ..........................................           5,666,718            5,151,911
Income taxes receivable ....................................................           1,208,929              325,047
Inventories ................................................................           3,755,191            4,353,934
Deferred income taxes ......................................................             738,000              788,000
Other current assets .......................................................             377,572              484,402
                                                                                    -----------------------------------
        Total current assets ...............................................          39,721,284           40,422,690

Property and equipment, at cost:
        Furniture and fixtures .............................................             754,579              676,474
        Equipment ..........................................................           9,800,812            8,385,670
        Leasehold improvements .............................................             359,912              267,035
                                                                                    -----------------------------------
                                                                                      10,915,303            9,329,179
        Less accumulated depreciation and amortization .....................          (6,404,601)          (5,381,084)
                                                                                    -----------------------------------
        Net property and equipment .........................................           4,510,702            3,948,095

Marketable securities ......................................................           5,015,602            7,482,838
Deferred income taxes ......................................................              81,000              118,000
Other assets ...............................................................             144,573              133,659
                                                                                    -----------------------------------
        Total assets .......................................................        $ 49,473,161         $ 52,105,282
                                                                                    -----------------------------------
                                                                                    -----------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable ...........................................................        $  2,437,647         $  2,285,335
Accrued compensation .......................................................             435,778              604,182
Warranty accrual ...........................................................             135,000              345,000
Income taxes payable .......................................................              80,677               77,749
Other accrued expenses .....................................................             257,493              215,133
Deferred revenue ...........................................................             817,814              520,337
                                                                                    -----------------------------------
        Total current liabilities ..........................................           4,164,409            4,047,736

COMMITMENTS ................................................................                   -                    -

SHAREHOLDERS' EQUITY:
Preferred stock, $.01 par value; 1,000,000 shares authorized;
        no shares issued and outstanding ...................................                   -                    -
Common stock, $.01 par value; 9,000,000 shares authorized; issued and
        outstanding 4,916,297 shares in 1998 and 5,130,484 shares in 1997 ..              49,162               51,304
Additional paid-in capital .................................................          35,982,710           39,315,659
Retained earnings ..........................................................           9,353,191            8,690,583
Deferred compensation from restricted stock ................................             (76,311)                   -
                                                                                    -----------------------------------
        Total shareholders' equity .........................................          45,308,752           48,057,546
                                                                                    -----------------------------------
        Total liabilities and shareholders' equity .........................        $ 49,473,161         $ 52,105,282
                                                                                    -----------------------------------
                                                                                    -----------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED INCOME STATEMENTS
CIPRICO INC. AND SUBSIDIARIES
---------------------------------------

YEARS ENDED SEPTEMBER 30                                        1998                 1997                1996
---------------------------------------------------------------------------------------------------------------
Net sales ......................................        $ 30,088,527         $ 36,389,678        $ 27,408,126
Cost of sales ..................................          15,005,121           19,099,716          14,383,459
                                                        -------------------------------------------------------
Gross profit ...................................          15,083,406           17,289,962          13,024,667

Research and development expenses ..............           4,527,337            3,171,918           2,423,190
Sales and marketing expenses ...................           8,576,153            6,976,680           5,405,226
General and administrative expenses ............           2,925,930            2,699,992           2,233,206
                                                        -------------------------------------------------------
Income (loss) from operations ..................            (946,014)           4,441,372           2,963,045

Other income:
     Interest and dividend income ..............           1,891,040            1,878,000             865,157
     Royalty income ............................              59,582              120,000             111,500
                                                        -------------------------------------------------------
                                                           1,950,622            1,998,000             976,657
                                                        -------------------------------------------------------

Income before income taxes .....................           1,004,608            6,439,372           3,939,702
Income tax expense .............................             342,000            2,190,000             496,000
                                                        -------------------------------------------------------
NET INCOME .....................................        $    662,608         $  4,249,372        $  3,443,702
                                                        -------------------------------------------------------
                                                        -------------------------------------------------------

NET EARNINGS PER SHARE - BASIC .................        $        .13         $        .84        $        .87
                                                        -------------------------------------------------------
                                                        -------------------------------------------------------
NET EARNINGS PER SHARE - DILUTED ...............        $        .13         $        .79        $        .80
                                                        -------------------------------------------------------
                                                        -------------------------------------------------------

Shares used to calculate net earnings per share:
     Basic .....................................           5,023,374            5,056,451           3,943,352
     Diluted ...................................           5,221,244            5,395,687           4,325,672

---------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                       DEFERRED
                                                                                                   COMPENSATION
                                                               COMMON STOCK                                FROM
                                                               AND ADDITIONAL    RETAINED            RESTRICTED
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996     SHARES      PAID-IN CAPITAL     EARNINGS                STOCK        TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995 .............       3,398,919     $  6,638,355     $  1,057,909              $ -     $  7,696,264

Exercise of employee stock options ......         110,353          297,447                -                -          297,447
Tax benefit related to options ..........               -          216,000                -                -          216,000
Proceeds from sale of common stock ......       1,500,000       30,776,922                -                -       30,776,922
Employee plan stock purchases ...........           2,176           27,744                -                -           27,744
Net earnings ............................               -                -        3,443,702                -        3,443,702
Compensation related to
        stock option exercises ..........               -           30,117                -                -           30,117
Change in unrealized gain ...............               -                -          (60,400)               -          (60,400)
Fractional shares, related to stock split             (58)            (781)               -                -             (781)
                                               -------------------------------------------------------------------------------
Balance, September 30, 1996 .............       5,011,390       37,985,804        4,441,211                -       42,427,015

Exercise of employee stock options ......         100,416          277,722                -                -          277,722
Tax benefit related to options ..........               -          776,000                -                -          776,000
Employee plan stock purchases ...........           8,678          126,916                -                -          126,916
Restricted stock issued .................          10,000          146,875                -                -          146,875
Net earnings ............................               -                -        4,249,372                -        4,249,372
Compensation related to
        stock option exercises ..........               -           53,646                -                -           53,646
                                               -------------------------------------------------------------------------------
Balance, September 30, 1997 .............       5,130,484       39,366,963        8,690,583                -       48,057,546

Exercise of employee stock options ......         120,994          357,992                -                -          357,992
Tax benefit related to options ..........               -          289,000                -                -          289,000
Employee plan stock purchases ...........          15,099          163,878                -                -          163,878
Restricted stock issued .................           9,120          104,990                -         (104,990)               -
Amortization of restricted stock ........               -                -                -           28,679           28,679
Net earnings ............................               -                -          662,608                -          662,608
Repurchase of common stock ..............        (359,400)      (4,250,951)               -                -       (4,250,951)
                                               -------------------------------------------------------------------------------
Balance, September 30, 1998 .............       4,916,297     $ 36,031,872     $  9,353,191     $    (76,311)    $ 45,308,752
                                               -------------------------------------------------------------------------------
                                               -------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CIPRICO INC. AND SUBSIDIARIES


YEARS ENDED SEPTEMBER 30                                         1998             1997             1996
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ............................................    $    662,608     $  4,249,372     $  3,443,702
Adjustments to reconcile net earnings to
   net cash provided by operating activities:
     Depreciation and amortization ....................       2,111,469        1,486,216          840,942
     Deferred income taxes ............................          87,000         (414,000)        (492,000)
     Other ............................................          44,080          135,910          (55,486)
     Compensation related to stock transactions .......          28,679           53,646           30,117
Changes in operating assets and liabilities:
     Accounts receivable ..............................        (514,807)        (682,669)      (1,283,848)
     Income taxes receivable ..........................        (883,882)        (325,047)               -
     Inventory ........................................         598,743       (1,564,620)      (1,439,967)
     Other current assets .............................         106,830          (92,735)        (146,285)
     Accounts payable .................................         152,312         (758,225)         574,667
     Accrued expenses .................................        (336,044)         (44,049)         619,456
     Income taxes payable .............................         291,928           61,480          931,815
     Deferred revenue .................................         297,477            2,645          428,144
                                                           ----------------------------------------------
     NET CASH FLOWS PROVIDED BY
          OPERATING ACTIVITIES ........................       2,646,393        2,107,924        3,451,257


CASH FLOWS FROM INVESTING ACTIVITIES:
Equipment purchases ...................................      (2,718,156)      (2,993,853)      (1,981,323)
Other assets, net .....................................         (10,914)        (120,368)          (7,225)
Purchases of marketable securities ....................     (44,262,387)     (46,315,602)     (23,858,856)
Proceeds from sale or maturity of marketable securities      52,591,641       37,884,635        1,267,506
                                                           ----------------------------------------------
     NET CASH FLOWS PROVIDED BY (USED IN)
          INVESTING ACTIVITIES ........................       5,600,184      (11,545,188)     (24,579,898)


CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock ................         521,870          551,513       31,101,332
Repurchase of common stock ............................      (4,250,951)               -                -
                                                           ----------------------------------------------
     NET CASH FLOWS PROVIDED BY (USED IN)
          FINANCING ACTIVITIES ........................      (3,729,081)         551,513       31,101,332
                                                           ----------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..       4,517,496       (8,885,751)       9,972,691
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ........       4,512,411       13,398,162        3,425,471
                                                           ----------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ..............    $  9,029,907     $  4,512,411     $ 13,398,162
                                                           ----------------------------------------------
                                                           ----------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes ............    $    846,954     $  2,866,968     $     55,544


SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
During fiscal 1998, 1997 and 1996, the Company had tax benefits related to stock option exercises of $289,000, $776,000 and $216,000.

During fiscal 1998, the Company issued 9,120 shares of restricted stock valued at $104,990.



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CIPRICO INC. AND SUBSIDIARIES
------------------------------------------
SEPTEMBER 30, 1998, 1997 AND 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS: The principal business activity of Ciprico Inc. and subsidiaries (the Company) is the design, manufacture, marketing and service of disk array solutions for use in high performance computer systems for the visual computing markets.

CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Ciprico Inc. and its wholly owned subsidiaries, Ciprico International Limited, Ciprico Asia-Pacific Inc. and Ciprico FSC, Inc. (a foreign sales corporation). All intercompany balances and transactions have been eliminated.

ACCOUNTING ESTIMATES: In the preparation of the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenue and expenses. Actual results could differ from those estimates used by management.

REVENUE RECOGNITION: Revenue is recognized upon shipment of products. Revenue from extended warranty and maintenance agreements is recognized on the straight-line basis over the term of the agreement.

PRODUCT WARRANTY COSTS: Estimated future warranty costs are provided at the time of revenue recognition.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are charged to expense as incurred

INVENTORIES: Inventories are stated at the lower of cost or replacement market. Cost is determined using the first-in, first-out method. Inventory costs include outside assembly charges, allocated manufacturing overhead and direct material costs. Inventories consist of the following:

As of September 30         1998         1997
------------------------------------------------
Finished Goods .....    $1,979,927    $1,566,097
Work-in-process ....       389,040     1,162,379
Raw materials ......     1,386,224     1,625,458
                        ------------------------
                        $3,755,191    $4,353,934
                        ------------------------
                        ------------------------

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. At September 30, 1998, the Company's cash and cash equivalents were invested as follows: $5,443,694 in commercial paper and $3,586,213 in a money market fund. At September 30, 1997, principally all of the Company's cash and cash equivalents were invested in a money market fund.

MARKETABLE SECURITIES: The Company has invested its excess cash in commercial paper and government agencies. These investments are classified as held-to-maturity given the Company's intent and ability to hold the securities to maturity and are carried at amortized cost. Investments that have maturities of less than one year have been classified as current marketable securities.

At September 30, 1998 and 1997, amortized cost approximates fair value of held-to-maturity investments which consist of the following:

                                         1998            1997
----------------------------------------------------------------
Current marketable securities:
  Commercial Paper ...............    $ 8,944,872    $14,813,715
  U.S. Government Agencies .......     10,000,095      9,993,270
                                      --------------------------
    Total current ................     18,944,967     24,806,985

Non-current marketable securities:
  U.S. Government Agencies .......      5,015,602      7,482,838
                                      --------------------------
                                      $23,960,569    $32,289,823
                                      --------------------------
                                      --------------------------

PROPERTY AND EQUIPMENT: Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight line method over estimated useful lives of eighteen months to seven years or, in the case of leasehold improvements, over the period of the related lease, if shorter. Major replacements and improvements are capitalized; repairs and maintenance are expensed as incurred. Accelerated and straight-line methods are used for income tax reporting.

NET EARNINGS PER SHARE: On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 - "Earnings per Share." As required by Statement No. 128, all current and prior year net earnings per share data have been restated to conform to the provisions of Statement No. 128. The Company's basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. The Company's diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. For the fiscal years ended September 30, 1998, 1997 and 1996, 197,870, 339,236 and 382,319 shares of common stock equivalents were included in the computation of diluted net earnings per share. Options to purchase 551,050, 72,250 and 46,000 shares of common stock with a weighted average exercise price of $13.92, $17.04 and $15.91 were outstanding at September 30, 1998, 1997 and 1996, but were excluded from the computation of common share equivalents for the fiscal year because they were antidilutive.

FOREIGN CURRENCY: The financial statements of Ciprico International Limited have been translated into U.S. dollars in accordance with the provisions of SFAS No. 52 "Foreign Currency Translation." Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at the year-end exchange rate, while income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CIPRICO INC. AND SUBSIDIARIES
------------------------------------------
SEPTEMBER 30, 1998, 1997 AND 1996



FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash equivalents
The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable Securities
The fair values of marketable securities are based on quoted market prices.

RECLASSIFICATION: Certain 1996 and 1997 amounts have been reclassified to conform to the 1998 presentation.

2. INCOME TAXES
The provisions for income tax expense consist of:

Years ended September 30           1998           1997          1996
------------------------------------------------------------------------
Current:
Federal ..................    $   230,000    $ 2,354,000     $   848,000
State ....................          3,000        226,000         115,000
Foreign ..................         22,000         24,000          25,000
                              ------------------------------------------
        Total current ....        255,000      2,604,000         988,000

Deferred .................         87,000       (414,000)       (492,000)
                              ------------------------------------------
                              $   342,000    $ 2,190,000     $   496,000
                              ------------------------------------------
                              ------------------------------------------


In 1998, 1997 and 1996, income tax benefits of $289,000, $776,000 and $216,000 related to stock option exercises were recorded as a direct increase to additional paid-in capital.

Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the cumulative temporary differences resulting in the net deferred tax assets are as follows:

As of September 30                      1998        1997
----------------------------------------------------------

Current deferred tax assets:
 Inventory .......................    $398,000    $309,000
 Allowance for doubtful accounts..     102,000     143,000
 Warranty accrual ................      50,000     126,000
 Vacation accrual ................      94,000      91,000
 Other ...........................      94,000     119,000
                                      --------------------
   Current deferred tax asset ....     738,000     788,000
                                      --------------------
Long-term deferred tax assets:
 Depreciation ....................      39,000     107,000
 Deferred compensation ...........      42,000      11,000
                                      --------------------
   Long-term deferred tax asset...      81,000     118,000
                                      --------------------
                                      $819,000    $906,000
                                      --------------------
                                      --------------------


The following is a reconciliation of the federal statutory income tax rate to the consolidated effective tax rate:

Years ended September 30            1998     1997     1996
------------------------------------------------------------
Federal statutory rate ........    34.0%     34.0%     34.0%
State taxes, net of federal
  income tax benefit ..........     2.3       2.3       2.3
Change in valuation allowance       -         -       (24.5)
Other .........................    (2.3)     (2.3)       .8
                                  --------------------------
                                   34.0%     34.0%     12.6%
                                  --------------------------
                                  --------------------------


3.  SHAREHOLDERS' EQUITY
Stock Split
On March 27, 1996, the Company declared a three-for-two stock split which was distributed on April 12, 1996. All share and per share data for the periods presented have been restated to reflect the stock split.

Public Offering
On June 5, 1996, the Company completed the sale of 1.5 million shares of common stock in a public offering. Net proceeds from the stock offering totaled $30,776,922.

Stock Repurchase
During 1998, the Company initiated a stock buyback program of up to $6.0 million. As of September 30, 1998, 359,400 shares of common stock have been repurchased for $4,250,951.

Stock Option Plans
At September 30, 1998, the Company had two stock option plans under which officers, directors and employees have been or may be granted incentive and nonqualified stock options to purchase the Company's common stock at fair market value on the date of grant. The options become exercisable over varying periods and expire up to ten years from date of grant. At September 30,1998, the company had 479,707 shares reserved for future issuance under the plans.

Option transactions under the Company's stock option plans during the three years ended September 30, 1998 are summarized as follows:

                                             Number of      Weighted Average
                                               Shares         Exercise Price
-----------------------------------------------------------------------------
Outstanding at September 30,1995 ...........   580,547           $    3.26
  Granted ..................................   256,908               12.99
  Exercised ................................  (110,699)               2.73
  Canceled .................................   (11,973)               3.89
                                              ----------------------------
Outstanding at September 30,1996 ...........   714,783                6.85
  Granted ..................................   301,300               14.66
  Exercised ................................  (101,340)               3.15
  Canceled .................................    (9,500)              10.23
                                              ----------------------------
Outstanding at September 30,1997 ...........   905,243                9.83
  Granted ..................................   225,500                9.85
  Exercised ................................  (120,994)               2.94
  Canceled .................................   (55,275)              13.21
                                              ----------------------------
Outstanding at September 30,1998 ...........   954,474           $   10.51
                                              ----------------------------
                                              ----------------------------
Options exercisable at September 30:
  1996 .....................................   255,811           $    3.95
                                              ----------------------------
                                              ----------------------------
  1997 .....................................   378,136           $    6.72
                                              ----------------------------
                                              ----------------------------
  1998 .....................................   462,148           $    9.30
                                              ----------------------------
                                              ----------------------------


The following table summarizes information concerning currently outstanding and exercisable stock options:


                          Options Outstanding
   RANGE OF          NUMBER        WEIGHTED AVERAGE           WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING  REMAINING CONTRACTUAL LIFE      EXERCISE PRICE
-------------------------------------------------------------------------------
$ 2.68 -  4.00        111,328           1.4 years                  $  3.41
  4.17 -  5.00        117,596           1.6 years                     4.31
  6.17 -  8.67        148,000           4.7 years                     7.96
 10.25 - 13.50        263,050           3.6 years                    12.43
 13.63 - 17.88        306,500           3.7 years                    14.76
 21.50 - 22.00          8,000           2.7 years                    21.97
                      -------
                      954,474
                      -------
                      -------



                    Options Exercisable
        RANGE OF        NUMBER      WEIGHTED AVERAGE
    EXERCISE PRICES   OUTSTANDING     EXERCISE PRICE
----------------------------------------------------------
      $2.68 -  4.00     105,891         $  3.39
       4.17 -  5.00      89,477            4.30
       6.17 -  8.67       3,000            6.94
      10.25 - 13.50     158,777           12.38
      13.63 - 17.88     100,753           14.66
      21.50 - 22.00       4,250           21.97
                        -------
                        462,148
                        -------
                        -------



The weighted average fair value of options granted in 1998, 1997 and 1996 was $4.94, $7.36 and $6.60 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996: no dividend yield; risk-free rate of return of 5.4%, 6.0% and 5.8%; volatility of 66.2%, 72.3% and 69.0%; and an average term of 3.1 years, 2.9 years and 3.2 years. The Company's 1998, 1997 and 1996 proforma net earnings and net earnings per share would have been $475,650, $3,426,121 and $2,970,650 or $.09, $.64 and $.69 per share had the fair value method been used for valuing options granted during 1998, 1997 and 1996. These effects may not be representative of the future effects of applying the fair value method.

Employee Stock Purchase Plan
The 1996 Employee Stock Purchase Plan ("ESPP") provides for the purchase by eligible employees of Company common stock at a price equal to 85% of the market price on either the commencement or the termination date of each six-month plan phase, whichever is lower. Participants may authorize payroll deductions up to 10% of their base salary during the plan phase to purchase the stock. Since inception of the ESPP, a total of 25,953 shares have been issued, including 15,099 shares for $163,878 in 1998, 8,678 shares for $126,916 in 1997 and 2,176 shares for $27,744 during 1996. At September 30, 1998, the Company had 124,047 shares reserved for future issuance under the ESPP.

Restricted Stock Plan
The 1996 Restricted Stock Plan ("RSP") provides for common stock awards to officers and certain key employees of the Company. Restricted stock vests generally after continued employment for a period of up to five years. All restricted stock awards entitle the participant to full dividend and voting rights. Since inception of the RSP, a total of 19,120 shares have been issued. At September 30, 1998, the Company had 130,880 shares reserved for future issuance under the RSP.


4. EMPLOYEE BENEFIT PLAN
The Company participates in a 401(k) savings plan covering substantially all of its employees. Minimum contributions to the plan by the Company are 50 percent of the first 4 percent of the participants' salaries in fiscal 1998 and 1997, and 50 percent of the first 2 percent of participants' salaries in fiscal 1996. Contributions in addition to the minimum are made by the Company based on the Company's financial performance. The Company's contributions to this plan in 1998, 1997 and 1996 were $126,552, $105,400 and $124,215.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CIPRICO INC. AND SUBSIDIARIES
------------------------------------------
SEPTEMBER 30, 1998, 1997 AND 1996




5. SALES CONCENTRATION

Years ended September 30         1998         1997         1996
----------------------------------------------------------------
Customer A ...................    37%           4%           3%
Customer B ...................     8           10            -
Customer C ...................     -            5           18
Customer D ...................     5            2           11
                                  -----------------------------
                                  50%          21%          32%
                                  -----------------------------
                                  -----------------------------



At fiscal years ended September 30, 1998, 1997, and 1996, the company had a receivable from Customer A totaling approximately $2.4 million, $291,000 and $414,000.

6. FINANCIAL INFORMATION BY GEOGRAPHIC AREA
The Company's net sales summarized by geographic area are as follows:

Net Sales                  1998                 1997                 1996
----------------------------------------------------------------------------
North America ........ $23,454,635          $28,814,469          $17,429,093
Europe ...............   3,739,773            3,173,165            2,654,796
Japan ................   1,822,443            2,581,348            5,468,620
Other foreign ........   1,071,676            1,820,696            1,855,617
                       -----------------------------------------------------
                       $30,088,527          $36,389,678          $27,408,126
                       -----------------------------------------------------
                       -----------------------------------------------------


7. COMMITMENTS
The Company has operating leases for office and manufacturing space which expire through October 2002. Future minimum payments under these leases are $550,063, $488,702, $415,479, $366,154 and $29,639 for fiscal 1999, 2000, 2001, 2002 and beyond. For the years ended September 30, 1998, 1997 and 1996, operating lease expenses were $506,444, $324,837 and $279,285.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board (FASB) has issued two statements which the Company has not yet adopted.

In June 1997, the FASB issued Statement No. 130 "Reporting Comprehensive Income" and Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" which are effective for fiscal years beginning after December 15, 1997. Statement No. 130 will require the Company to display an amount representing total comprehensive income, as defined by the statement, as part of the Company's basic financial statements. Comprehensive income will include items such as unrealized gains or losses on certain investment securities and foreign currency items. Statement No. 131 will require the Company to disclose financial and other information about its business segments, their products and services, geographic areas, major customers, revenues, profits, assets and other information. The adoption of these two standards is not expected to have a material effect on the consolidated financial statements of the Company.

INDEPENDENT AUDITORS REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS -- CIPRICO INC.

We have audited the accompanying consolidated balance sheets of Ciprico Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated income statements and statements of cash flows and shareholders' equity for each of the two years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated income statement and statements of cash flows and shareholders' equity of Ciprico Inc. and subsidiaries for the year ended September 30, 1996, were audited by other auditors whose report dated November 6, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciprico Inc. and subsidiaries as of September 30, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
November 3, 1998

THE BOARD OF DIRECTORS AND SHAREHOLDERS -- CIPRICO INC.

We have audited the consolidated income statement and statements of cash flows and shareholders' equity of Ciprico Inc. and subsidiaries for the year ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on out audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows and the consolidated statement of shareholders' equity of Ciprico Inc. and subsidiaries for the year ended September 30, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
November 6, 1996

-------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)


                                             FIRST            SECOND                 THIRD                 FOURTH
                                           QUARTER           QUARTER               QUARTER                QUARTER             TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
1998
Net sales ........................... $  7,260,090      $ 10,563,551          $  4,894,889           $  7,369,997      $ 30,088,527
Net income (loss) ...................      525,107         1,114,531              (784,304)              (192,726)          662,608
Diluted earnings (loss) per share ... $        .10      $        .21          $       (.16)          $       (.04)     $        .13

1997
Net sales ........................... $  8,595,841      $  9,003,577          $ 10,122,488           $  8,667,772      $ 36,389,678
Net income ..........................    1,137,808         1,063,854             1,172,219                875,491         4,249,372
Diluted earnings per share .......... $        .21      $        .20          $        .22           $        .16      $        .79

1996
Net sales ........................... $  6,086,902      $  6,695,977          $  7,100,950           $  7,524,297      $ 27,408,126
Net income ..........................      705,561           909,313               896,115                932,713         3,443,702
Diluted earnings per share .......... $        .19      $        .24          $        .21           $        .17      $         80



Years ended September 30           1998                1997                    1996
------------------------------------------------------------------------------------
Current:
Federal ..............        $   230,000          $ 2,354,000           $   848,000
State ................              3,000              226,000               115,000
Foreign ..............             22,000               24,000                25,000
                              ------------------------------------------------------
Total current ........            255,000            2,604,000               988,000
                              ------------------------------------------------------

Deferred .............             87,000             (414,000)             (492,000)
                              ------------------------------------------------------
        Total ........        $   342,000          $ 2,190,000           $   496,000
                              ------------------------------------------------------
                              ------------------------------------------------------

