Form 10-K, Exhibit 13
period 1999-09-30
CIPRICO INC
filed 1999-12-17
CIK 720145

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
Ciprico Inc. and Subsidiaries




OVERVIEW:
Ciprico designs, manufactures and markets high-performance direct-attached and networked storage solutions, including intelligent disk array hardware, software and services. Ciprico storage solutions are designed for visual computing applications ranging from high speed image data capture, through processing and analysis, to real-time playback at sustained performance levels. The Company's primary markets are Entertainment and Geospatial Imaging (formerly referred to as Defense Imaging). In addition, the Company seeks opportunities in other markets with high-performance storage requirements such as Geosciences, Digital Prepress and Medical Imaging.

NET SALES:
Sales for 1999 were approximately $34 million, an increase of 13% over 1998 sales, although 1998 sales were down 17% from 1997 levels. The Company attributes the changes in sales volume to changes in conditions in its principal markets. Sales in the Company's key markets are shown in the chart below:

(in millions)


Market             1999      % of Total        1998      % of Total         1997     % of Total
-----------------------------------------------------------------------------------------------
Entertainment     $13.7          40.2%        $ 8.4          27.9%         $15.7        43.1%
Geospatial         13.7          40.2          10.2          33.9           12.4        34.1
Geosciences         1.7           5.0           7.4          24.6            1.1         3.0
Other               5.0          14.6           4.1          13.6            7.2        19.8
                  -----------------------------------------------------------------------------
   Total          $34.1         100.0%        $30.1         100.0%         $36.4       100.0%
                  -----------------------------------------------------------------------------

The Entertainment market in 1999 included sales in the post-production film and video segments, as well as sales from new opportunities in the broadcast segment. In 1998 and 1997, the Company's sales in the Entertainment market were primarily in the post-production film and video segment. The decrease in sales in 1998 from the record 1997 level of sales in the Entertainment market resulted from the decline of new movie development and special effects in that year. The level of revenues in the Geospatial Imaging market fluctuates with the timing of large contracts. In 1999, approximately 30% of the revenues in this market resulted from a contract for ruggedized versions of our products. In 1998, the Company had a significant increase in sales in the Geosciences market, partially attributable to the success of the Company's partnership with Silicon Graphics, Inc. (SGI). Ciprico believes that Geoscience market revenues in 1999 were reduced due to depressed crude oil prices and industry consolidation which impacted capital spending.

Export sales represented 23% of total sales in 1999, 25% of sales in 1998, and 21% of sales in 1997. In 1999 and 1998, sales through SGI totaled $9.1 million and $11.0 million. A customer in the Geospatial Imaging market, a department of the U.S. Navy, made up 13%, 8% and 10% of net sales in 1999, 1998 and 1997, respectively.

The Company's revenue growth in the future is dependent on its ability to provide new products and expand the applications of its products into targeted market segments. The Company released the first product in the FibreSTORE Family of Storage Systems in December 1998. Sales from this product totaled $2.1 million for the year ended September 30, 1999. In October 1999, the Company released the next member of the FibreSTORE Family, the FibreSTORE RAID. The Company believes that the modular design of this product line will enable it to provide more storage solutions for its customers in its principal markets and contribute to growth in sales in fiscal 2000.

COST OF SALES AND GROSS PROFIT:
Gross profit of $17.4 million represented a 51% gross profit margin for 1999. The gross profit margin in 1998 was 50%, continuing the upward trend from 48% in 1997. The increase in margin percentage in 1999 is primarily due to the higher percentage of product sold through direct channels compared to 1998. The increase in the margin percentage in 1998 compared to 1997 is partially attributable to a higher percentage of sales of the higher margin Fibre Channel products and a lower percentage of revenue from the discontinued 6700 product. The Company improved its margin percentage in both 1999 and 1998 while managing changes in disk drive prices and a transition in drive sizes.

Gross profit on product sales is highly dependent on the cost of disk drives and may fluctuate from quarter to quarter. The Company believes its strong vendor relations will aid in component availability and cost reductions. The Company anticipates fiscal 2000 gross profit, as a percentage of net sales, to gradually decline to the upper forty percent range as lower margin products and services represent a larger percentage of the total sales mix.

RESEARCH AND DEVELOPMENT EXPENSES:
Research and development expenses in 1999 decreased approximately $500,000 from 1998, primarily due to a decrease in consulting costs, partially offset by increased compensation and prototype material costs. Research and development expenses of $4.5 million in 1998 increased 43% from 1997 due to additional staff, outside professional services and depreciation expenses for test equipment. The Company expects that research and development expenses in fiscal 2000 will approximate the level of spending in 1998.

SALES AND MARKETING EXPENSES:
Sales and marketing expense was 27.1% of total revenue in 1999 compared to 28.5% in 1998, an increase of approximately $700,000. The Company expects that sales and marketing expense will continue to decline as a percentage of revenue in fiscal 2000, although increasing in cash expenditures. 1998 sales and marketing expenses of $8.6 million increased 23% from 1997, reflecting the costs associated with increasing the sales staff and product promotion expenses in alignment with the Company's vertical markets.

GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative expenses of $2.8 million were at approximately the same level in both 1999 and 1998. In 1998, general and administrative expenses increased $200,000 over 1997, principally related to consulting relative to the Company's business systems. The Company expects a modest increase in general and administrative expense spending in fiscal 2000.

OTHER INCOME:
Other income of $1.8 million in 1999, and $2.0 million in 1998 and 1997 is primarily attributable to interest income on the Company's cash and marketable securities. The decrease in 1999 is due to lower interest rates on lower average cash and investment balances.

INCOME TAX EXPENSE:
Income tax expense represented 34% of income before tax for 1999, 1998 and 1997. The Company expects that the income tax rate in fiscal 2000 will increase.

NET INCOME:
As a result of the factors described above, net income increased $1.4 million in 1999 and decreased $3.6 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES:
As of September 30, 1999, the Company had a total of cash, cash equivalents and marketable securities of $35.9 million compared to $33.0 million at the end of 1998 and $36.8 million at the end of 1997.

Cash flows from operating activities were $5.0 million, $2.6 million, and $2.1 million in 1999, 1998 and 1997, respectively. The Company made capital expenditures totaling $1.8 million, $2.7 million and $3.0 million in 1999, 1998 and 1997, respectively. The Company anticipates that capital expenditures for 2000 will approximate $3.0 million. During 1998, the Company initiated a stock buyback program of up to $6.0 million. As of September 30, 1999, 492,900 shares of common stock have been repurchased for $5.3 million.

Management believes that current cash balances and cash generated from operations will be adequate to fund requirements for working capital and capital expenditures, as well as any potential acquisition in fiscal 2000.

YEAR 2000 ISSUE:
The Company initiated a Year 2000 readiness program in June 1998. The Company has reviewed all currently manufactured Ciprico products and critical information systems. As a result of this process, the Company upgraded software and hardware to achieve Year 2000 readiness, and believes its product and information systems will continue to function through the transition to the new millennium. The Company has also contacted critical suppliers to ensure their ability to provide uninterrupted service into the year 2000. The Company intends to continue to monitor disclosures from its critical suppliers for new information about Year 2000 readiness.

The cost associated with the assessment and any modifications was less than $200,000.

Ultimately, the potential impact of the Year 2000 issue will depend not only on the actions taken by the Company, but also on the way in which the Year 2000 issue is addressed by customers, vendors, service providers, utilities, governmental agencies and other entities with which the Company does business. The Year 2000 efforts of third parties are not within the Company's control. Failure by these third parties, particularly those upon which the Company may be dependent, to respond to Year 2000 issues successfully could result in business disruption, operational problems, financial loss, legal liability and similar risks for the Company. At the present time, it is not possible to determine whether any such events are likely to occur, or to quantify any potential negative impact they may have on the Company's future results of operations and financial condition.

FORWARD-LOOKING INFORMATION:
The statements in this Annual Report that are forward-looking involve risks and uncertainties. The Company's actual results could differ materially from those expressed in any forward-looking statements. Certain of these risks and uncertainties are discussed below.

The Company sells its products into established visual computing vertical markets such as Entertainment (film/video and digital broadcast) and Geospatial Imaging, and emerging markets such as Geosciences, Digital Prepress and Medical Imaging. Continued growth in demand for storage in these markets, together with identification of new applications within these markets is essential to Company growth.

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

The computer storage industry has experienced significant consolidation during 1999. The ability of larger competitors to focus greater resources on product and sales development may reduce the Company's ability to compete effectively.

A significant portion of the Company's revenues in the last two years has been through distribution. If the Company's distributor is unable to generate the same level of revenues, the Company's ability to reach customers through direct channels may be limited.

CONSOLIDATED INCOME STATEMENTS
Ciprico Inc. and Subsidiaries


Years ended September 30                         1999            1998             1997
------------------------------------------------------------------------------------------

Net sales                                     $34,058,987     $30,088,527      $36,389,678

Cost of sales                                  16,687,584      15,005,121       19,099,716
                                              --------------------------------------------

   Gross Profit                                17,371,403      15,083,406       17,289,962
                                              --------------------------------------------

Operating Expenses:
   Research and development expense             4,056,215       4,527,337        3,171,918
   Sales and marketing expense                  9,230,245       8,576,153        6,976,680
   General and administrative expense           2,773,412       2,925,930        2,699,992
                                              --------------------------------------------
         Total operating expenses              16,059,872      16,029,420       12,848,590
                                              --------------------------------------------

Income (loss) from operations                   1,311,531        (946,014)       4,441,372

Other income, primarily interest                1,803,273       1,950,622        1,998,000
                                               -------------------------------------------

Income before income taxes                      3,114,804       1,004,608        6,439,372

Income tax expense                              1,059,000         342,000        2,190,000
                                              --------------------------------------------

Net Income                                    $ 2,055,804     $   662,608      $ 4,249,372
                                              --------------------------------------------

Shares used to calculate earnings per share:
     Basic                                      4,913,904       5,023,374        5,056,451
     Diluted                                    5,014,677       5,221,244        5,395,687

Earnings Per Share:
     Basic                                    $       .42     $       .13      $       .84
                                              --------------------------------------------
     Diluted                                  $       .41     $       .13      $       .79
                                              --------------------------------------------



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
Ciprico Inc. and Subsidiaries


September 30                                                        1999             1998
----------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                               $ 3,539,205       $ 9,029,907
        Marketable securities                                    23,362,986        18,944,967
        Accounts receivable, less allowance of $545,000
           and $277,000 in 1999 and 1998                          6,962,086         5,666,718
        Income taxes receivable                                      21,000         1,208,929
        Inventory                                                 4,603,040         3,755,191
        Deferred income taxes                                     1,155,000           738,000
        Other current assets                                        433,558           377,572
                                                                -----------------------------
                Total current assets                             40,076,875        39,721,284
                                                                -----------------------------

Property and equipment, at cost:
        Furniture and fixtures                                      751,782           754,579
        Equipment                                                10,584,865         9,800,812
        Leasehold improvements                                      411,668           359,912
                                                                -----------------------------
                                                                 11,748,315        10,915,303
        Accumulated depreciation and amortization                (8,005,693)       (6,404,601)
                                                                ------------------------------
        Net property and equipment                                3,742,622         4,510,702
                                                                -----------------------------

Marketable securities                                             9,003,097         5,015,602
Deferred income taxes                                               290,000            81,000
Other assets                                                        125,403           144,573
                                                                -----------------------------
                Total assets                                    $53,237,997       $49,473,161
                                                                -----------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
        Accounts payable                                        $ 2,640,367       $ 2,437,647
        Accrued compensation                                        827,685           435,778
        Warranty accrual                                             75,000           135,000
        Income taxes payable                                        985,551            80,677
        Other accrued expenses                                      174,895           257,493
        Deferred revenue                                          1,244,196           817,814
                                                                -----------------------------
                Total current liabilities                         5,947,694         4,164,409
                                                                -----------------------------

COMMITMENTS                                                              --                --

SHAREHOLDERS' EQUITY:
        Common stock, 4,954,779 shares and 4,916,297
           shares issued and outstanding in 1999 and 1998            49,547            49,162
        Additional paid-in capital                               35,929,032        35,982,710
        Retained earnings                                        11,408,995         9,353,191
        Deferred compensation from restricted stock                 (97,271)          (76,311)
                                                                -----------------------------
                Total shareholders' equity                       47,290,303        45,308,752
                                                                -----------------------------
                Total liabilities and shareholders' equity      $53,237,997       $49,473,161
                                                                -----------------------------


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Ciprico Inc. and Subsidiaries


                                                                Common                               Deferred
                                                               stock and                          Compensation
                                                              additional          Retained        from Restricted
Years ended September 30, 1999, 1998 and 1997     Shares      paid-in-capital     earnings             Stock             Total
--------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996                       5,011,390     $37,985,804       $ 4,441,211       $       -        $42,427,015
Exercise of employee stock options                  100,416         277,722                 -               -            277,722
Tax benefit related to options                            -         776,000                 -               -            776,000
Employee plan stock purchases                         8,678         126,916                 -               -            126,916
Restricted stock issued                              10,000         146,875                 -               -            146,875
Net income                                                -               -         4,249,372               -          4,249,372
Compensation related to
   stock option exercises                                 -          53,646                 -               -             53,646
                                                  ------------------------------------------------------------------------------
Balance, September 30, 1997                       5,130,484      39,366,963         8,690,583               -         48,057,546

Exercise of employee stock options                  120,994         357,992                 -               -            357,992
Tax benefit related to options                            -         289,000                 -               -            289,000
Employee plan stock purchases                        15,099         163,878                 -               -            163,878
Restricted stock issued                               9,120         104,990                 -        (104,990)                 -
Amortization of restricted stock                          -               -                 -          28,679             28,679
Net income                                                -               -           662,608               -            662,608
Repurchase of common stock                         (359,400)     (4,250,951)                -               -         (4,250,951)
                                                  ------------------------------------------------------------------------------
Balance, September 30, 1998                       4,916,297      36,031,872         9,353,191         (76,311)        45,308,752

Exercise of employee stock options                  142,251         525,200                 -               -            525,200
Tax benefit related to options                            -         252,000                 -               -            252,000
Employee plan stock purchases                        18,131         122,929                 -               -            122,929
Restricted stock issued                              11,600          87,613                 -         (87,613)                 -
Amortization of restricted stock                          -               -                 -          66,653             66,653
Net income                                                -               -         2,055,804               -          2,055,804
Repurchase of common stock                         (133,500)     (1,041,035)                -               -         (1,041,035)
                                                  ------------------------------------------------------------------------------
Balance, September 30, 1999                       4,954,779     $35,978,579       $11,408,995       $ (97,271)       $47,290,303
                                                  ------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Ciprico Inc. and Subsidiaries


Years ended September 30                                                      1999              1998               1997
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                                $  2,055,804      $    662,608       $  4,249,372
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Depreciation and amortization                                            2,632,279         2,111,469          1,486,216
    Deferred income taxes                                                     (626,000)           87,000           (414,000)
    Other                                                                      (46,663)           44,080            135,910
    Compensation related to stock transactions                                  66,653            28,679             53,646
Changes in operating assets and liabilities:
     Accounts receivable                                                    (1,295,368)         (514,807)          (682,669)
     Income taxes receivable                                                 1,187,929          (883,882)          (325,047)
     Inventory                                                                (847,849)          598,743         (1,564,620)
     Other current assets                                                      (55,986)          106,830            (92,735)
     Accounts payable                                                          202,720           152,312           (758,225)
     Accrued expenses                                                          168,632          (336,044)           (44,049)
     Income taxes payable                                                    1,173,312           291,928             61,480
     Deferred revenue                                                          426,382           297,477              2,645
                                                                          -------------------------------------------------

      Net cash flows provided by operating activities                        5,041,845         2,646,393          2,107,924
                                                                          -------------------------------------------------
Cash Flows from Investing Activities:
Equipment purchases, net of disposals                                       (1,817,536)       (2,718,156)        (2,993,853)
Other assets, net                                                               19,170           (10,914)          (120,368)
Purchase of marketable securities                                          (61,788,722)      (44,262,387)       (46,315,602)
Proceeds from sale or maturity of marketable securities                     53,463,885        52,591,641         37,884,635
                                                                          -------------------------------------------------
      Net cash flows provided by (used in)
        investing activities                                               (10,123,203)        5,600,184        (11,545,188)
                                                                          -------------------------------------------------
Cash Flows from Financing Activities:
Proceeds from issuance of common stock                                         631,691           521,870            551,513
Repurchase of common stock                                                  (1,041,035)       (4,250,951)                 -
                                                                          -------------------------------------------------
      Net cash flows provided by (used in)
        financing activities                                                  (409,344)       (3,729,081)           551,513
                                                                          -------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                        (5,490,702)        4,517,496         (8,885,751)
Cash and Cash Equivalents at Beginning of Year                               9,029,907         4,512,411         13,398,162
                                                                          -------------------------------------------------

Cash and Cash Equivalents at End of Year                                     3,539,205         9,029,907          4,512,411
Marketable Securities - Current                                             23,362,986        18,944,967         24,806,985
Marketable Securities - Long-term                                            9,003,097         5,015,602          7,482,838
                                                                          -------------------------------------------------

Total Cash and Investments at End of Year                                 $ 35,905,288      $ 32,990,476       $ 36,802,234
                                                                          -------------------------------------------------



   The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ciprico Inc. and Subsidiaries - September 30, 1999, 1998 and 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: The principal business activity of Ciprico Inc. and subsidiaries (the Company) is the design, manufacture and marketing of high-performance, direct-attached and networked storage solutions, including intelligent disk array hardware, software and services for visual computing applications.

CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Ciprico Inc. and its wholly owned subsidiaries, Ciprico International Limited, Ciprico Asia-Pacific Inc. and Ciprico FSC, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated.

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

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are charged to expense as incurred.

INVENTORY: Inventory is stated at the lower of cost or replacement market. Cost is determined using the first-in, first-out method. Inventory costs include outside assembly charges, allocated manufacturing overhead and direct material costs. Inventory consists of the following:


As of September 30                1999            1998
---------------------------------------------------------
Finished Goods                 $1,873,359      $1,979,927
Work-In-Process                   609,238         389,040
Raw Materials                   2,120,443       1,386,224
                               --------------------------
     Total                     $4,603,040      $3,755,191
                               ==========================

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. At September 30, 1999, the Company's cash and cash equivalents were invested in a money market fund. Of the total cash and cash equivalents at September 30, 1998, $5,443,694 was invested in commercial paper and the balance was invested in a money market fund.

MARKETABLE SECURITIES: The Company has invested its excess cash in commercial paper and government agencies. These investments are classified as held-to-maturity given the Company's intent and ability to hold the securities to maturity and are carried at amortized cost. Investments that have maturities of less than one year have been classified as current marketable securities.

At September 30, 1999 and 1998, amortized cost approximates fair value of held-to-maturity investments which consist of the following:


                                   1999             1998
-----------------------------------------------------------
Current
   Commercial Paper            $ 14,853,775    $  8,944,872
   U.S. Government Agencies       8,509,211      10,000,095
                               ----------------------------
                                 23,362,986      18,944,967
Non-current
   U.S. Government Agencies       9,003,097       5,015,602
                               ----------------------------
                               $ 32,366,083    $ 23,960,569
                               ============================


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

EARNINGS PER SHARE: The Company's basic earnings per share amounts are computed by dividing net income by the weighted average number of outstanding common shares. Diluted earnings per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents attributable to the assumed exercise of dilutive stock options.

For the fiscal years ended September 30, 1999, 1998 and 1997, 100,773, 197,870 and 339,236 shares of common stock equivalents were included in the computation of diluted net earnings per share. Options to purchase 708,850, 551,050 and 72,250 shares of common stock with a weighted average exercise price of $12.11, $13.92 and $17.04 were outstanding at

September 30, 1999, 1998 and 1997, but were excluded from the computation of common share equivalents for the fiscal year because they were antidilutive.

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



2. INCOME TAXES

The provisions for income tax expense consist of:


Years ended September 30           1999           1998            1997
--------------------------------------------------------------------------
Current:
Federal                         $1,499,000      $ 230,000       $2,354,000
State                              160,000          3,000          226,000
Foreign                             26,000         22,000           24,000
                                ------------------------------------------
   Total current                 1,685,000        255,000        2,604,000

Deferred                          (626,000)        87,000         (414,000)
                                ------------------------------------------
   Total                        $1,059,000      $ 342,000       $2,190,000
                                ==========================================

During 1999, the Company received net cash refunds of $690,000 for income taxes. During 1998 and 1997, the Company made cash payments of $826,000 and $2.8 million for income taxes.

Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the cumulative temporary differences resulting in the net deferred tax assets are as follows:


As of September 30                              1999           1998
---------------------------------------------------------------------
Current deferred tax assets:
   Inventory                                 $  365,000     $ 398,000
   Allowance for doubtful accounts              200,000       102,000
   Warranty accrual                              37,000        50,000
   Compensation accrual                         122,000        94,000
   Other                                        431,000        94,000
                                             ------------------------
      Current deferred tax asset              1,155,000       738,000
Long-term deferred tax assets:
   Depreciation                                 234,000        39,000
   Deferred compensation                         56,000        42,000
                                             ------------------------
       Long-term deferred tax asset             290,000        81,000
                                             ------------------------
               Total                         $1,445,000     $ 819,000
                                             ========================


The following is a reconciliation of the federal statutory income tax rate to the consolidated effective tax rate:


Years ended September 30                1999             1998              1997
--------------------------------------------------------------------------------
Federal statutory rate                  34.0%            34.0%             34.0%
State taxes, net of federal
   income tax benefit                    3.4              2.3               2.3
Tax credits                             (3.2)               -                 -
Other, net                               (.2)            (2.3)             (2.3)
                                        ----------------------------------------
                                        34.0%            34.0%             34.0%
                                        ========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ciprico Inc. and Subsidiaries - September 30, 1999, 1998 and 1997


3. SHAREHOLDERS' EQUITY

Authorized Shares
The Company is authorized to issue 1,000,000 shares of Preferred Stock at $.01 par value and 9,000,000 shares of Common Stock at $.01 par value. The Company has not issued any shares of Preferred Stock.

Stock Repurchase
During 1998, the Company initiated a stock buyback program of up to $6.0 million. As of September 30, 1999, 492,900 shares of common stock have been repurchased for $5,291,986.

Stock Option Plans
The Company has a stock option plan under which officers, directors, employees and consultants have been or may be granted incentive and nonqualified stock options to purchase the Company's common stock at fair market value on the date of grant. The options become exercisable over varying periods and expire up to ten years from date of grant. At September 30,1999, the Company had 325,719 shares reserved for future issuance under the plan.

Option transactions under the Company's stock option plans during the three years ended September 30, 1999 are summarized as follows:


                                                     Number of                  Weighted Average
                                                      Shares                     Exercise Price
------------------------------------------------------------------------------------------------
Outstanding at September 30, 1996                     714,783                          $  6.85
    Granted                                           301,300                            14.66
    Exercised                                        (101,340)                            3.15
    Canceled                                           (9,500)                           10.23
                                                     -----------------------------------------
Outstanding at September 30, 1997                     905,243                             9.83
    Granted                                           225,500                             9.85
    Exercised                                        (120,994)                            2.94
    Canceled                                          (55,275)                           13.21
                                                     -----------------------------------------
Outstanding at September 30, 1998                     954,474                            10.51
    Granted                                           260,250                             9.10
    Exercised                                        (148,651)                            3.84
    Canceled                                         (106,262)                           11.98
                                                     -----------------------------------------
Outstanding at September 30, 1999                     959,811                          $ 11.00
                                                     -----------------------------------------
Options exercisable at September 30:
    1997                                              378,136                          $  6.72
    1998                                              462,148                             9.30
    1999                                              446,629                            11.51
                                                     -----------------------------------------

The following table summarizes information concerning currently outstanding and exercisable stock options:


                                 Options Outstanding                        Options Exercisable
------------------------------------------------------------------------------------------------------
       Range of        Number     Weighted Average   Weighted Average     Number      Weighted Average
Exercise Prices      Outstanding   Remaining Life     Exercise Price    Outstanding    Exercise Price
------------------------------------------------------------------------------------------------------
  $ 3.90 - 4.33         80,211         .6 years        $  4.15            80,211          $  4.15
    6.31 - 8.56        169,750        4.0 years           7.87            28,438             7.90
    9.00 - 13.13       432,600        3.7 years          11.02           180,913            12.39
   13.50 - 17.88       271,000        2.8 years          14.70           152,192            14.69
   21.50 - 22.00         6,250        1.7 years          21.96             4,875            21.96
                       -------------------------------------------------------------------------------
                       959,811                                           446,629
                       -------------------------------------------------------------------------------

The weighted average fair value of options granted in 1999, 1998 and 1997 was $3.85, $4.94 and $7.36 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: no dividend yield; risk-free rate of return of 5.9%, 5.4% and 6.0%; volatility of 54.5%, 66.2% and 72.3%; and an average term of

3.2 years, 3.1 years and 2.9 years. The Company's 1999, 1998 and 1997 proforma net earnings (loss) and net earnings (loss) per share would have been $752,801, $(475,650) and $3,426,121 or $.16, $(.09) and $.64 per share had the fair value method been used for valuing options granted during 1999, 1998 and 1997. These effects may not be representative of the future effects of applying the fair value method.

Employee Stock Purchase Plan
The 1996 Employee Stock Purchase Plan ("ESPP") provides for the purchase by eligible employees of Company common stock at a price equal to 85% of the market price on either the commencement or the termination date of each six-month plan phase, whichever is lower. Participants may authorize payroll deductions up to 10% of their base salary during the plan phase to purchase the stock. Since inception of the ESPP, a total of 44,084 shares have been issued. At September 30, 1999, the Company had 105,916 shares reserved for future issuance under the ESPP.

Restricted Stock Plan
The 1996 Restricted Stock Plan ("RSP") provides for common stock awards to officers and certain key employees of the Company. Restricted stock vests generally after continued employment for a period of up to five years. All restricted stock awards entitle the participant to full dividend and voting rights. Since inception of the RSP, a total of 30,720 shares have been issued. At September 30, 1999, the Company had 119,280 shares reserved for future issuance under the RSP.


4. EMPLOYEE BENEFIT PLAN
The Company participates in a 401(k) savings plan covering substantially all of its employees. Minimum contributions to the plan by the Company are 50 percent of the first 4 percent of the participants' salaries. Contributions in addition to the minimum may also be made by the Company based on the Company's financial performance. The Company's contributions to this plan in 1999, 1998 and 1997 were $132,810, $126,552 and $105,400.



5. SEGMENT INFORMATION
The Company adopted Financial Accounting Standards Board Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" during fiscal year 1999. The Company operates in a single reportable segment.

The Company's net sales summarized by geographic area are as follows:


Net Sales                 1999            1998            1997
------------------------------------------------------------------
North America          $27,009,027     $23,454,635     $28,814,469
Europe                   4,010,411       3,739,773       3,173,165
Japan                    2,133,606       1,822,443       2,581,348
Other foreign              905,943       1,071,676       1,820,696
                       -------------------------------------------
Total                  $34,058,987     $30,088,527     $36,389,678
                       -------------------------------------------

The Company has no material long-lived assets outside of the United States.

Sales to significant customers as follows:


Years ended September 30            1999            1998             1997
-------------------------------------------------------------------------
Customer A                           27%             37%              4%
Customer B                           13               8              10
                                    -------------------------------------
Total                                40%             45%             14%
                                    -------------------------------------

At September 30, 1999, 1998 and 1997, the Company had a receivable from Customer A totaling $1.7 million, $2.4 million and $291,000 and a receivable from customer B totaling $1.8 million, $146,000 and $390,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ciprico Inc. and Subsidiaries - September 30, 1999, 1998 and 1997


6. COMMITMENTS
The Company has operating leases for office and manufacturing space which expire through October 2002. Future minimum payments under these leases are $498,998, $413,797, $365,600 and $29,639 for fiscal 2000, 2001, 2002 and beyond. For the years ended September 30, 1999, 1998 and 1997, operating lease expenses were $571,727, $506,444 and $324,837.



7. RISKS AND UNCERTAINTIES
The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with whom the Company conducts business, the Company's revenues and financial condition could be adversely impacted.



8. COMPREHENSIVE INCOME
The Company adopted Financial Accounting Standard Board Statement No. 130 "Reporting Comprehensive Income" during fiscal 1999. Statement No. 130 requires the Company to display an amount representing total comprehensive income, as defined by the statement, as part of the Company's basic financial statements. Comprehensive income includes items such as unrealized gains or losses on certain investment securities and foreign currency items. Because the Company historically has not experienced material transactions that would be included in comprehensive income, the adoption of this standard did not have a material effect on the consolidated financial statements.



9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Financial Accounting Standard Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. SFAS 133 requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. The Statement also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. The adoption of this standard is not expected to have a material effect on the consolidated financial statements of the Company.

INDEPENDENT AUDITORS REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS - CIPRICO INC.

We have audited the accompanying consolidated balance sheets of Ciprico Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciprico Inc. and subsidiaries as of September 30, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

Grant Thornton LLP

Minneapolis, Minnesota
November 1, 1999

QUARTERLY FINANCIAL DATA
(unaudited)


                                  First            Second             Third            Fourth
                                 Quarter           Quarter           Quarter           Quarter           Total
------------------------------------------------------------------------------------------------------------------
1999
Net sales                       $7,774,301       $ 8,614,477      $  9,108,610        $8,561,599       $34,058,987
Net income                         282,466           521,278           665,127           586,943         2,055,804
Net earnings per share -
   diluted                             .06               .10               .13               .12               .41

1998
Net sales                       $7,260,090       $10,563,551      $  4,894,889        $7,369,997       $30,088,527
Net income (loss)                  525,107         1,114,531          (784,304)         (192,726)          662,608
Net earnings (loss) per share -
   diluted                             .10               .21              (.16)             (.04)              .13

1997
Net sales                       $8,595,841       $ 9,003,577      $ 10,122,488        $8,667,772       $36,389,678
Net income                       1,137,808         1,063,854         1,172,219           875,491         4,249,372
Net earnings per share -
   diluted                             .21               .20               .22               .16               .79
------------------------------------------------------------------------------------------------------------------


SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Ciprico Inc. and Subsidiaries


Years ended September 30     1999              1998             1997              1996             1995
-----------------------------------------------------------------------------------------------------------
Net sales                $ 34,058,987     $  30,088,527    $  36,389,678     $  27,408,126     $ 15,966,203
Gross profit               17,371,403        15,083,406       17,289,962        13,024,667        7,467,829
                                 51.0%             50.1%            47.5%             47.5%            46.8%
Operating expenses         16,059,872        16,029,420       12,848,590        10,061,622        7,361,413
                                 47.1%             53.3%            35.3%             36.7%            46.1%
Income (loss)
  from operations           1,311,531          (946,014)       4,441,372         2,963,045          106,416
                                  3.8%             (3.1%)           12.2%             10.8%              .7%
Other income, net           1,803,273         1,950,622        1,998,000           976,657          317,661
Income tax expense          1,059,000           342,000        2,190,000           496,000           28,000
Net income               $  2,055,804     $     662,608    $   4,249,372     $   3,443,702     $    396,077
                         ----------------------------------------------------------------------------------
Shares used to calculate
  net earnings per share
    Basic                   4,913,904         5,023,374        5,056,451         3,943,352        3,234,168
    Diluted                 5,014,677         5,221,244        5,395,687         4,325,672        3,394,079
Net earnings
  per share - Basic      $        .42     $         .13    $         .84     $         .87     $        .12
                         ----------------------------------------------------------------------------------
Net earnings
  per share - Diluted    $        .41     $         .13    $         .79     $         .80     $        .12
                         ----------------------------------------------------------------------------------

SELECTED CONSOLIDATED BALANCE SHEET DATA

September 30                  1999              1998              1997             1996             1995
-------------------------------------------------------------------------------------------------------------
Working capital           $34,129,181       $35,556,875       $36,374,954       $29,849,513      $ 6,572,688
Total assets               53,237,997        49,473,161        52,105,282        47,988,900       10,920,067
Shareholders' equity       47,290,303        45,308,752        48,057,546        42,427,015        7,696,264
-------------------------------------------------------------------------------------------------------------


STOCK TRADING


Ciprico common stock is traded on the Nasdaq National Market under the symbol CPCI. As of November 30, 1999, there were approximately 3,600 shareholder accounts of record. Closing stock sale price ranges for the years ended September 30, 1999 and 1998, were:


Quarter            1999 High    1999 Low     1998 High        1998 Low
------------------------------------------------------------------------
First               $ 7.94      $ 6.31        $15.13           $11.13
Second               10.25        6.82         14.75            11.50
Third                10.00        7.63         14.13             9.94
Fourth               14.50        9.25          8.56             6.50
------------------------------------------------------------------------

The Company has never paid cash dividends on any of its securities. The Company currently intends to retain earnings for use in its operations for the foreseeable future.