Form 10-K, Exhibit 13
period 2000-09-30
CIPRICO INC
filed 2000-12-21
CIK 720145

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
Ciprico Inc. and Subsidiaries - Results of Operations

OVERVIEW:
Ciprico designs, manufactures and markets high-performance direct-attached and networked storage solutions, including intelligent disk array hardware, software and services. Our storage solutions are designed for visual computing applications ranging from high speed image data capture, through processing and analysis, to real-time playback at sustained performance levels. Our primary markets are Entertainment, including applications in film and video post-production and digital broadcast, and Government, which includes Geospatial imaging and defense applications. In addition, we have historically sold in other markets with high-performance storage requirements such as Geosciences, Digital Prepress and Medical Imaging.

NET SALES:
Comparative information on sales by market and geographic location are shown in the charts below (in millions).

                              2000                             1999                                 1998
                  ---------------------------------------------------------------------------------------------------
Market               Sales         % of Total           Sales      % of Total               Sales        % of Total
---------------------------------------------------------------------------------------------------------------------
Entertainment       $ 15.7            47.3%            $ 13.7         40.2%               $   8.4             27.9%
Government            11.7            35.2               13.7         40.2                   10.2             33.9
Geosciences            1.9             5.7                1.7          5.0                    7.4             24.6
Other                  3.9            11.8                5.0         14.6                    4.1             13.6
                  ---------------------------------------------------------------------------------------------------
  Total             $ 33.2           100.0%            $ 34.1        100.0%                $ 30.1            100.0%
                  ===================================================================================================

Geographic                    2000                             1999                                 1998
                  ---------------------------------------------------------------------------------------------------
Location             Sales          % of Total          Sales      % of Total              Sales         % of Total
---------------------------------------------------------------------------------------------------------------------
Domestic            $ 24.5            73.8%            $ 27.1         79.5%                $ 23.5             78.0%
International          8.7            26.2                7.0         20.5                    6.6             22.0
                  ---------------------------------------------------------------------------------------------------
  Total             $ 33.2           100.0%            $ 34.1        100.0%                $ 30.1            100.0%
                  ===================================================================================================

Sales for 2000 were approximately $33.2 million, a decrease of 2% from 1999 sales, which increased 13% from 1998 levels. Sales from customers within the United States decreased 10% during 2000 versus an increase of 15% in 1999 from 1998 sales. Sales from international customers increased 24% in 2000 and 6% in 1999 from the previous year.

The growth in the Entertainment market is primarily due to higher demand from new and existing customers in both domestic and international markets. This reflects our continued focus on opportunities in digital broadcast storage applications. The decline of sales in the Government market reflects reduced demand for defense related applications due to timing of contracts. A customer in the Government market, a department of the U.S. Navy, made up 8%, 13% and 8% of net sales in 2000, 1999 and 1998, respectively. In 2000, as in 1999, we estimate that approximately 30% of the revenues in this market resulted from contracts for ruggedized versions of our products. The decline of sales in the other market primarily reflects reduced demand from a medical imaging integrator during 2000.

The higher level of sales in the Geosciences market in 1998, as compared to 1999 and 2000, is partially attributable to some larger opportunities resulting from our partnership with Silicon Graphics, Inc. (SGI). Sales through SGI were $8.2 million in 2000, $9.1 million in 1999 and $11.0 million in 1998. We expect our sales through SGI, in both absolute dollars and as a percentage of total sales, will decline in the future as we focus on other markets.

Our revenue growth in the future is dependent on our ability to provide new products and expand the applications of our products into targeted market segments. We released the first product in the FibreSTORE family of products in December 1998. In October 2000, we released the next member of the FibreSTORE family of digital storage systems, the FibreSTORE RAID. The NETarray family of products was introduced during fiscal 2000, with the first shipment in June 2000. The NETarray product provides us expanded market opportunities for RAID 5 applications in the future. Sales from the FibreSTORE family of products totaled $2.1 million for the year ended September 30, 1999 and $7.3 million for the year ended September 30, 2000. Sales from NETarray products were approximately $1.1 million in 2000.

COST OF SALES AND GROSS PROFIT:
Gross profit, as a percentage of net sales, was 44.6% in 2000, 51.0% in 1999 and 50.1% in 1998. The decrease in the margins during 2000 is primarily due to increased sales of FibreSTORE and NETarray products, which have lower margins than our other products. In addition, during 1999 we benefited from decreased component costs due to the increased price volatility of disk drives.

Gross profit on product sales is highly dependent on the cost of disk drives and may fluctuate from quarter to quarter. We believe our strong vendor relations will aid in component availability and cost reductions. We expect to experience continued competitive pressures on gross profit margins throughout fiscal 2001 and anticipate our margins to decline to the low forty percent range. We intend to partially offset these margin pressures through the offering of professional services in the area of Storage Area Network (SAN) installations and through new product introductions.

RESEARCH AND DEVELOPMENT EXPENSES:
Research and development expenses in 2000 increased approximately $400,000, or 10% from 1999, primarily due to an increase in engineering salaries and prototype expense associated with development of new products, particularly the FibreSTORE RAID and NETarray products. Research and development costs in 1999 decreased approximately $500,000 from the 1998 levels, primarily the result of decreased consulting costs. We expect that research and development expenses will increase significantly throughout fiscal 2001 as we accelerate development efforts on both product enhancements and new strategic initiatives.

SALES AND MARKETING EXPENSES:
Sales and marketing expense was 32.4% of total revenue in 2000 compared to 27.1% in 1999, an increase in absolute dollars of approximately $1.5 million. Sales and marketing costs for 1999 increased from 1998 levels by approximately $700,000. This reflects added personnel in sales, product marketing and sales engineering in addition to higher promotional expenses associated with our efforts to expand our presence in certain vertical markets. We expect these expenses to increase in absolute dollars in fiscal 2001 as most of the headcount additions were made in the second half of 2000. However, these expenses, as a percent of sales, are expected to decline as revenue opportunities materialize resulting from the increased sales and marketing investment.

GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative expenses decreased $700,000 or 24% in 2000 and decreased $153,000 or 5% in 1999. The decrease in 2000 primarily reflects the adjustment of bad debt provision due to collection of previously reserved accounts as well as reduced compensation expense. We expect general and administrative expenses to increase in fiscal 2001 due to anticipated spending associated with the implementation of new information systems.

OTHER INCOME:
Other income of $2.0 million, $1.8 million, and $2.0 million in fiscal 2000, 1999 and 1998, respectively, is primarily attributable to interest income on cash and marketable securities. The slight decrease in 1999 reflects overall lower interest rates on lower average cash and investment balances.

INCOME TAX EXPENSE:
For 2000 effective income tax benefit rate was (37.8%) versus an effective income tax provision of 34% in both 1999 and 1998. See Note 2 to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES:
As of September 30, 2000, we had a total of cash, cash equivalents and marketable securities of $35.4 million compared to $35.9 million at the end of 1999 and $33.0 million at the end of 1998.

Cash flows from operating activities were $1.0 million, $5.0 million, and $2.6 million in 2000, 1999 and 1998, respectively. Capital expenditures were $1.8 million, $1.8 million and $2.7 million in 2000, 1999 and 1998, respectively. We anticipate that capital expenditures for 2001 will approximate $3.0 million due to anticipated spending on new information systems and new product development. During 1999, we initiated a stock buyback program of up to $6.0 million. As of September 30, 2000, 517,900 shares of common stock have been repurchased for $5.6 million.

Despite expected increases in sales, we expect to incur an operating loss in fiscal 2001 due to anticipated investments in new product developments, expanded sales and marketing focus in select Entertainment markets and costs associated with new information systems.

We believe that current cash balances and cash generated from operations will be adequate to fund requirements for operating losses, working capital and capital expenditures, as well as any potential acquisitions in fiscal 2001.

FORWARD-LOOKING INFORMATION:
Certain statements in this Annual Report are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will" and similar words or expressions. In this Annual Report, such statements generally relate to levels of future sales and expenditures and imply continued financial improvement. Because of numerous known and unknown risks and uncertainties in our business activity, actual results could differ materially from those implied. We do not undertake any obligation to update forward-looking statements. Investors should consider the risks identified below as well as others identified in our filings with the Securities and Exchange Commission from time to time. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, you should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

We sell our products into established visual computing vertical markets such as Entertainment (film/video and digital broadcast ) and Geospatial Imaging, in addition to other markets such as Geosciences, Digital Prepress and Medical Imaging. Continued growth in demand for storage in these markets, together with identification of new applications within these markets, is essential to our growth.

Gross margins on product sales are highly dependent on the cost of disk drives. There is no assurance we can sustain the current gross margin levels given the potential for price fluctuations and product availability of new generation disk drives. Component parts for our products have been on allocation from time to time from our suppliers, which means parts could become difficult to obtain, thus having an adverse effect on our results of operations.

We have historically operated on very little backlog, which means our results from quarter to quarter are very hard to project and may fluctuate. A large percentage of total quarterly sales may occur in the last month and weeks of a quarter.

Our products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. Delays in product enhancements and developments, failures to gain market acceptance of new or enhanced products, or emergence of new products or technologies by others, would have an adverse effect on our business and results of operations.

The computer storage industry has experienced significant consolidation during 2000. The ability of larger competitors to focus greater resources on product and sales development may reduce our ability to compete effectively.

A significant portion of our revenues in the last three years has been through OEM's and system integrators. If these customers are unable to generate the same level of revenues, our ability to reach end user customers through direct channels may be limited.

CONSOLIDATED BALANCE SHEETS
Ciprico Inc. and Subsidiaries
Dollars in thousands



September 30                                                           2000                        1999
---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                $        3,496               $        3,539
    Marketable securities                                            21,867                       23,363
    Accounts receivable, less allowance of $407
      and $545 in 2000 and 1999                                       5,532                        6,962
    Inventory                                                         5,760                        4,603
    Deferred income taxes                                               898                        1,155
    Other current assets                                                584                          455
                                                             ---------------              ---------------
        Total current assets                                         38,137                       40,077
                                                             ===============              ===============

Property and equipment, at cost:
    Furniture and fixtures                                              730                          752
    Equipment                                                        11,631                       10,585
    Leasehold improvements                                              412                          412
                                                             ---------------              ---------------
                                                                     12,773                       11,749
    Accumulated depreciation and amortization                        (9,762)                      (8,006)
                                                             ---------------              ---------------
    Net property and equipment                                        3,011                        3,743
                                                             ===============              ===============


Marketable securities                                                10,070                        9,003
Deferred income taxes                                                   450                          290
Other assets                                                            113                          125
                                                             ---------------              ---------------
                                                             $       51,781               $       53,238
                                                             ===============              ===============


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                         $        2,785               $        2,640
    Accrued compensation                                                769                          828
    Warranty accrual                                                    223                           75
    Income taxes payable                                                 42                          986
    Other accrued expenses                                              288                          175
    Deferred revenue                                                    387                        1,244
                                                             ---------------              ---------------
        Total current liabilities                                     4,494                        5,948
                                                             ===============              ===============

COMMITMENTS                                                               -                            -

SHAREHOLDERS` EQUITY:
    Common stock, 5,040,291 shares and 4,954,779
       shares issued and outstanding in 2000 and 1999                    50                           49
    Additional paid-in capital                                       36,197                       35,929
    Retained earnings                                                11,100                       11,409
    Deferred compensation from restricted stock                         (60)                         (97)
                                                             ---------------              ---------------
       Total shareholders' equity                                    47,287                       47,290
                                                             ---------------              ---------------
                                                             $       51,781               $       53,238
                                                             ===============              ===============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
Ciprico Inc. and Subsidiaries
Amounts in thousands, except per share amounts


Years ended September 30                                       2000               1999              1998
---------------------------------------------------------------------------------------------------------------
Net sales                                                  $  33,210           $  34,059         $  30,088

Cost of sales                                                 18,388              16,688            15,005
                                                           ----------          ----------        -----------
  Gross profit                                                14,822              17,371            15,083
                                                           ----------          ----------        -----------
Operating expenses:
  Research and development                                     4,445               4,056             4,527
  Sales and marketing                                         10,768               9,230             8,576
  General and administrative                                   2,098               2,773             2,926
                                                           ----------          ----------        -----------
      Total operating expenses                                17,311              16,059            16,029
                                                           ----------          ----------        -----------
Income (loss) from operations                                 (2,489)              1,312              (946)

Other income, primarily interest                               1,992               1,803             1,951
                                                           ----------          ----------        -----------
Income (loss) before income taxes                               (497)              3,115             1,005

Income tax expense (benefit)                                    (188)              1,059               342
                                                           ----------          ----------        -----------
Net income (loss)                                          $    (309)          $   2,056         $     663
                                                           ==========          ==========        ===========
Shares used to calculate earnings (loss) per share:
   Basic                                                       4,990               4,914             5,023
   Diluted                                                     4,990               5,015             5,221

Earnings (loss) per Share:
   Basic                                                   $    (.06)          $     .42         $     .13
                                                           ==========          ==========        ===========
   Diluted                                                 $    (.06)          $     .41         $     .13
                                                           ==========          ==========        ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS` EQUITY
Ciprico Inc. and Subsidiaries
Amounts in thousands except share data


                                                                     Common                         Deferred
                                                                    stock and                     Compensation
                                                                    additional     Retained      from Restricted
Years ended September 30, 2000, 1999 and 1998       Shares       paid-in-capital   earnings          Stock           Total
------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1997                        5,130,484      $   39,368      $    8,690      $      --       $   48,058

Exercise of employee stock options                  120,994             357              --             --              357
Tax benefit related to options                           --             289              --             --              289
Employee plan stock purchases                        15,099             164              --             --              164
Restricted stock issued                               9,120             105              --           (105)              --
Amortization of restricted stock                         --              --              --             29               29
Net income                                               --              --             663             --              663
Repurchase of common stock                         (359,400)         (4,251)             --             --           (4,251)
                                                 ----------      ----------      ----------      ---------       ----------
Balance, September 30, 1998                       4,916,297          36,032           9,353            (76)          45,309

Exercise of employee stock options                  142,251             525              --             --              525
Tax benefit related to options                           --             252              --             --              252
Employee plan stock purchases                        18,131             122              --             --              122
Restricted stock issued                              11,600              88              --            (88)              --
Amortization of restricted stock                         --              --              --             67               67
Net income                                               --              --           2,056             --            2,056
Repurchase of common stock                         (133,500)         (1,041)             --             --           (1,041)
                                                 ----------      ----------      ----------      ---------       ----------
Balance, September 30, 1999                       4,954,779          35,978          11,409            (97)          47,290

Exercise of employee stock options                   89,711             256              --             --              256
Tax benefit related to options                           --              80              --             --               80
Employee plan stock purchases                        17,151             159              --             --              159
Restricted stock issued                               3,650              37              --            (37)              --
Amortization of restricted stock                         --              --              --             74               74
Net loss                                                 --              --            (309)            --             (309)
Repurchase of common stock                          (25,000)           (263)             --             --             (263)
                                                 ----------      ----------      ----------      ---------       ----------
Balance, September 30, 2000                       5,040,291      $   36,247      $   11,100      $     (60)      $   47,287
                                                 ==========      ==========      ==========      =========       ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Ciprico Inc. and Subsidiaries
Amounts in thousands


Years ended September 30                                                         2000          1999          1998
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income (loss)                                                            $   (309)     $  2,056      $    663
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
  Depreciation and amortization                                                 2,507         2,632         2,111
  Deferred income taxes                                                            97          (626)           87
  Other                                                                            --           (47)           44
  Compensation related to stock transactions                                       74            67            29
Changes in operating assets and liabilities:
   Accounts receivable                                                          1,430        (1,295)         (515)
   Inventory                                                                   (1,157)         (848)          599
   Other current assets                                                          (139)        1,132          (777)
   Accounts payable                                                               144           203           152
   Accrued expenses                                                               202           169          (336)
   Income taxes payable                                                          (944)        1,173           292
   Deferred revenue                                                              (857)          426           297
                                                                             --------      --------     ---------
    Net cash flows provided by operating activities                             1,048         5,042         2,646
                                                                             --------      --------     ---------
Cash Flows from Investing Activities:
   Equipment purchases                                                         (1,800)       (1,818)       (2,718)
   Other assets, net                                                              (12)           19           (11)
   Purchase of marketable securities                                          (46,386)      (61,789)      (44,262)
   Proceeds from sale or maturity of marketable securities                     46,815        53,464        52,592
                                                                             --------      --------     ---------
       Net cash flows provided by (used in)
        investing activities                                                   (1,383)      (10,124)        5,601
                                                                             --------      --------     ---------
Cash Flows from Financing Activities:
   Proceeds from issuance of common stock                                         555           632           522
   Repurchase of common stock                                                    (263)       (1,041)       (4,251)
                                                                             --------      --------     ---------
       Net cash flows provided by (used in)
        financing activities                                                      292          (409)       (3,729)
                                                                             --------      --------     ---------
Net Increase (Decrease) in Cash and Cash Equivalents                              (43)       (5,491)        4,518
Cash and Cash Equivalents at Beginning of Year                                  3,539         9,030         4,512
                                                                             --------      --------     ---------
Cash and Cash Equivalents at End of Year                                        3,496         3,539         9,030
Marketable Securities-- Current                                                21,867        23,363        18,945
Marketable Securities-- Long-term                                              10,070         9,003         5,015
                                                                             --------      --------     ---------
Total Cash and Investments at End of Year                                    $ 35,433      $ 35,905      $ 32,990
                                                                             ========      ========     =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ciprico Inc. and Subsidiaries - September 30, 2000, 1999 and 1998

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

INVENTORY: Inventory is stated at the lower of cost or replacement market. Cost is determined using the first-in, first-out method. Inventory costs include outside assembly charges, allocated manufacturing overhead and direct material costs. Inventory consists of the following (in thousands):


As of September 30             2000          1999
--------------------------------------------------------------------------------
Finished Goods              $ 1,809       $ 1,874
Work-In-Process               1,322           609
Raw Materials                 2,629         2,120
                            -------       -------
                            $ 5,760       $ 4,603
                            =======       =======

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. At September 30, 2000, and 1999, the Company's cash and cash equivalents were invested in a money market fund.

MARKETABLE SECURITIES: The Company has invested its excess cash in commercial paper and government agencies. These investments are classified as held-to-maturity given the Company's intent and ability to hold the securities to maturity and are carried at amortized cost. Investments that have maturities of less than one year have been classified as current marketable securities.

At September 30, 2000 and 1999, amortized cost approximates fair value of held-to-maturity investments which consist of the following (in thousands):


                                        2000               1999
--------------------------------------------------------------------------------
Current
  Commercial Paper                   $ 12,866           $ 14,854
  U.S. Government Agencies              9,001              8,509
                                     --------           --------
                                       21,867             23,363
Non-current
  Commercial Paper                      6,065                  -
  U.S. Government Agencies              4,005              9,003
                                     --------           --------
                                       10,070              9,003
                                     --------           --------
                                     $ 31,937           $ 32,366
                                     ========           ========

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

For the fiscal years ended September 30, 1999, and 1998, 100,773, and 197,870 shares of common stock equivalents were included in the computation of diluted net earnings per share. For the fiscal year ended September 30, 2000, 89,564 shares of common stock equivalents were excluded in the computation of earnings per share since they were antidilutive. Options to purchase 569,948, 708,850, and 551,050 shares of common stock with a weighted average exercise price of $13.52, $12.11, and $13.92 were outstanding at September 30, 2000, 1999 and 1998, but were excluded from the computation of common share equivalents for the fiscal year because they were antidilutive.

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

2. INCOME TAXES
The provision (benefit) for income taxes consist of the following (in thousands):


Years ended September 30     2000              1999             1998
--------------------------------------------------------------------------------
Current:
  Federal                  $  (323)           $ 1,499           $   230
  State                          6                160                 3
  Foreign                       32                 26                22
                           -------            -------           -------
                              (285)             1,685               255

Deferred                        97               (626)               87
                           -------            -------           -------
                           $  (188)           $ 1,059           $   342
                           =======            =======           =======



Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the cumulative temporary differences resulting in the net deferred tax assets are as follows:



As of September 30                              2000                1999
--------------------------------------------------------------------------------
Current deferred tax assets:
  Inventory                                  $    421             $   365
  Allowance for doubtful accounts                 149                 200
  Warranty accrual                                 81                  37
  Compensation accrual                            117                 122
  Other                                           130                 431
                                             --------             -------
    Current deferred tax asset                    898               1,155
Long-term deferred tax assets:
  Depreciation                                    382                 234
  Deferred  compensation                           68                  56
                                             --------             -------
    Long-term deferred tax asset                  450                 290
                                             --------             -------
                                             $  1,348             $ 1,445
                                             ========             =======

The following is a reconciliation of the federal statutory income tax rate to the consolidated effective tax rate:


Years ended September 30             2000            1999             1998
--------------------------------------------------------------------------------
Federal statutory rate              (34.0%)          34.0%            34.0%
State taxes, net of federal
  income tax benefit                   .8             3.4               .2
Foreign tax rate differential        (8.6)            1.2               --
Meals and entertainment               4.6              .4              2.0
R&D credits                            --            (3.3)              --
Other, net                            (.6)           (1.7)            (2.2)
                                  -------          ------           ------
                                    (37.8%)          34.0%            34.0%
                                  =======          ======           ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ciprico Inc. and Subsidiaries - September 30, 2000, 1999 and 1998

3. SHAREHOLDERS' EQUITY

Authorized Shares
The Company is authorized to issue 1,000,000 shares of Preferred Stock at $.01 par value and 9,000,000 shares of Common Stock at $.01 par value. The Company has not issued any shares of Preferred Stock.

Stock Repurchase
During 1998, the Company initiated a stock buyback program of up to $6.0 million. As of September 30, 2000, 517,900 shares of common stock have been repurchased for $5,554,482.

Stock Option Plans
The Company has a stock option plan under which officers, directors, employees and consultants have been or may be granted incentive and nonqualified stock options to purchase the Company's common stock at fair market value on the date of grant. The options become exercisable over varying periods and expire up to ten years from date of grant. At September 30, 2000, the Company had 141,881 shares reserved for future issuance under the plan.

Option transactions under the Company's stock option plans during the three years ended September 30, 2000 are summarized as follows:


                                                              Number of                   Weighted Average
                                                               Shares                      Exercise Price
--------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1997                              905,243                       $  9.83
   Granted                                                     225,500                          9.85
   Exercised                                                  (120,994)                         2.94
   Canceled                                                    (55,275)                        13.21
                                                            ----------                    ----------
Outstanding at September 30, 1998                              954,474                         10.51
   Granted                                                     260,250                          9.10
   Exercised                                                  (148,651)                         3.84
   Canceled                                                   (106,262)                        11.98
                                                            ----------                    ----------
Outstanding at September 30, 1999                              959,811                         11.00
   Granted                                                     269,500                         10.06
   Exercised                                                   (89,711)                         4.60
   Canceled                                                    (85,662)                        11.37
                                                            ----------                    ----------
Outstanding at September 30, 2000                            1,053,938                       $ 11.28
                                                            ==========                    ==========
Options exercisable at September 30:
   1998                                                        462,148                       $  9.30
   1999                                                        446,629                         11.51
   2000                                                        567,014                         12.37
                                                            ==========                    ==========

The following table summarizes information concerning currently outstanding and exercisable stock options:


                                        Options Outstanding                            Options Exercisable
-------------------------------------------------------------------------------------------------------------------
Range of                  Number          Weighted Average    Weighted Average       Number       Weighted Average
Exercise Prices        Outstanding         Remaining Life      Exercise Price      Outstanding     Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $6.56 - 9.75             392,000            3.8 years           $  8.80              91,312         $ 8.32
  9.88 - 14.75            619,125            2.7 years             12.45             440,075          12.84
 15.13 - 22.00             42,813            1.0 years             16.89              35,627          17.03
                      -----------         ------------        ----------           ---------      ---------
                        1,053,938                                                    567,014
                      ===========                                                  =========


The weighted average fair value of options granted in 2000, 1999 and 1998 was $4.24, $3.85 and $4.94 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998: no dividend yield; risk-free rate of return of 6.3%, 5.9% and 5.4%; volatility of 55.5%, 54.5% and 66.2%; and an average term of 3.0 years, 3.2 years and 3.1 years. The Company's 2000, 1999 and 1998 proforma net earnings
(loss) and net earnings (loss) per share would have been ($1,690,062), $752,801 and $(475,650) or ($.34), $.16, and $(.09)
per share had the fair value method been used for valuing options granted during 2000, 1999 and 1998. These effects may not be representative of the future effects of applying the fair value method.

Employee Stock Purchase Plan
The 1996 Employee Stock Purchase Plan ("ESPP") provides for the purchase by eligible employees of Company common stock at a price equal to 85% of the market price on either the commencement or the termination date of each six-month plan phase, whichever is lower. Participants may authorize payroll deductions up to 10% of their base salary during the plan phase to purchase the stock. Since inception of the ESPP, a total of 61,235 shares have been issued, including 17,151 shares for $158,647 in 2000, 18,131 shares for $122,929 in 1999 and
15,099 shares for $163,878 in 1998. At September 30, 2000, the Company had 88,765 shares reserved for future issuance under the ESPP.

Restricted Stock Plan
The 1996 Restricted Stock Plan ("RSP") provides for common stock awards to officers and certain key employees of the Company. Restricted stock vests generally after continued employment for a period of up to five years. All restricted stock awards entitle the participant to full dividend and voting rights. Since inception of the RSP, a total of 34,370 shares have been issued. At September 30, 2000, the Company had 115,630 shares reserved for future issuance under the RSP.

4. EMPLOYEE BENEFIT PLAN
The Company participates in a 401(k) savings plan covering substantially all of its employees. Minimum contributions to the plan by the Company are 50 percent of the first 6 percent of the participants' salaries. Contributions in addition to the minimum may also be made by the Company based on the Company's financial performance. The Company's contributions to this plan in 2000, 1999 and 1998 were approximately $187,000, $133,000 and $127,000.

5. SEGMENT INFORMATION
The Company operates in a single reportable segment.

The Company's net sales summarized by geographic area are as follows (in thousands):


Net Sales                          2000                           1999                          1998
-------------------------------------------------------------------------------------------------------
North America                   $ 24,512                       $ 27,009                      $ 23,455
Europe                             4,540                          4,010                         3,740
Japan                              2,132                          2,134                         1,822
Other foreign                      2,026                            906                         1,071
                              ----------                      ---------                     ---------
                                $ 33,210                       $ 34,059                      $ 30,088
                              ==========                      =========                     =========


The Company has no material long-lived assets outside of the United States.


Sales to significant customers as follows:


Years ended September 30          2000                         1999                       1998
--------------------------------------------------------------------------------------------------------
Customer A                           25%                          27%                        37%
Customer B                            8                           13                          8
                                 ------                       ------                     ------
                                     33%                          40%                        45%
                                 ======                       ======                     ======


At September 30, 2000, 1999 and 1998, the Company had a receivable from Customer A totaling $524,000, $1.7 million and $2.4 million and a receivable from customer B totaling $1.1 million, $1.8 million and $146,000.

6. COMMITMENTS
The Company has operating leases for office and manufacturing space which expire through October 2002. Future minimum payments under these leases are $431,000, $379,000, and $31,000 for fiscal 2001, 2002, and 2003. For the years ended September 30, 2000, 1999, and 1998, operating lease expenses were $547,000, $572,000, and $506,000.

INDEPENDENT AUDITOR REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS-- CIPRICO INC.

We have audited the accompanying consolidated balance sheets of Ciprico Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciprico Inc. and subsidiaries as of September 30, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Minneapolis, Minnesota
November 1, 2000

QUARTERLY FINANCIAL DATA
(unaudited) in thousands, except per share amounts


                                  First        Second        Third        Fourth
                                 Quarter       Quarter      Quarter       Quarter       Total
-----------------------------------------------------------------------------------------------
2000
Net sales                       $ 6,847       $  8,190      $ 9,742      $ 8,431      $33,210
Net income (loss)                  (109)            60          262         (522)        (309)
Net earnings (loss) per share--
  diluted                          (.02)           .01          .05         (.10)        (.06)

1999
Net sales                       $  7,774      $  8,614      $ 9,109      $ 8,562      $34,059
Net income                           283           521          665          587        2,056
Net earnings per share--
  diluted                            .06           .10          .13          .12          .41

1998
Net sales                       $  7,260       $10,564      $ 4,895      $ 7,370      $30,088
Net income (loss)                    525         1,115         (784)        (193)         663
Net earnings (loss) per share--
  diluted                            .10           .21         (.16)        (.04)         .13
-----------------------------------------------------------------------------------------------

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Ciprico Inc. and Subsidiaries
Amounts in thousands


Years ended September 30             2000          1999         1998         1997          1996
---------------------------------------------------------------------------------------------------
Net sales                         $ 33,210      $ 34,059     $ 30,088      $ 36,390     $ 27,408
Gross profit                        14,822        17,371       15,083        17,290       13,025
   % of sales                         44.6%         51.0%        50.1%         47.5%        47.5%
Operating expenses                  17,311        16,059       16,029        12,849       10,061
   % of sales                         52.1%         47.1%        53.3%         35.3%        36.7%
Income (loss)
 from operations                    (2,489)        1,312         (946)        4,441        2,963
   % of sales                        (7.5%)         3.8%        (3.1%)        12.2%        10.8%
Other income, net                    1,992         1,803        1,951         1,998          977
Income tax expense (benefit)          (188)        1,059          342         2,190          496
Net income (loss)                 $   (309)     $  2,056     $    663      $  4,249     $  3,444
                                  ========      ========     ========      ========     ========
Shares used to calculate
 net earnings (loss) per share
   Basic                             4,990         4,914        5,023         5,056        3,943
   Diluted                           4,990         5,015        5,221         5,396        4,326
Net earnings (loss)
 per share-- Basic                $   (.06)     $    .42     $    .13      $    .84     $    .87
                                  ========      ========     ========      ========     ========
Net earnings (loss)
 per share-- Diluted              $   (.06)     $    .41     $    .13      $    .79     $    .80
                                  ========      ========     ========      ========     ========


SELECTED CONSOLIDATED BALANCE SHEET DATA


September 30                2000            1999            1998            1997             1996
-----------------------------------------------------------------------------------------------------
Working capital          $ 33,643        $ 34,129        $ 35,557        $ 36,375          $ 29,850
Total assets               51,781          53,238          49,473          52,105            47,989
Shareholders' equity       47,287          47,290          45,309          48,058            42,427
=====================================================================================================


STOCK TRADING

Ciprico common stock is traded on the Nasdaq National Market under the symbol CPCI. As of November 30, 2000, there were approximately 3,700 shareholder accounts of record. Closing stock sale price ranges for the years ended September 30, 2000 and 1999, were:


                                      2000                         1999
--------------------------------------------------------------------------------
Quarter                         High          Low           High           Low
--------------------------------------------------------------------------------
First                         $14.50         $9.98        $ 7.94         $ 6.31
Second                         13.00         10.25         10.25           6.82
Third                          12.00          8.75         10.00           7.63
Fourth                         12.38          9.38         14.50           9.25
================================================================================



We have never paid cash dividends on any of our securities. We currently intend to retain earnings for use in our operations for the foreseeable future.